UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2009
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s Name Into English)
Deutsche Bank Aktiengesellschaft
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑     Form 40-F  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐     No  ☑

Explanatory note
     This Report on Form 6-K contains, as exhibits, (i) a Press Release, dated February 5, 2009, of Deutsche Bank AG, announcing its results for the quarter and year ended December 31, 2008, (ii) presentations of Deutsche Bank’s senior officers, given at an analysts’ meeting on February 5, 2009, and (iii) a Financial Data Supplement providing details of the results. This Report on Form 6-K and such exhibits are hereby incorporated by reference into Registration Statement No. 333-137902 of Deutsche Bank AG.
     The results provided hereby are presented under International Financial Reporting Standards (IFRS) and are preliminary and unaudited. Such results do not represent a full set of financial statements in accordance with IAS 1 and IFRS 1. Therefore, they may be subject to adjustments based on the preparation of the full set of financial statements for 2008.
Exhibits
Exhibit 99.1: Deutsche Bank AG’s Press Release dated February 5, 2009.
Exhibit 99.2: Presentation of Dr. Josef Ackermann, Chairman of the Management Board, dated February 5, 2009.
Exhibit 99.3: Presentation of Stefan Krause, Chief Financial Officer, dated February 5, 2009.
Exhibit 99.4: Presentation of Dr. Hugo Banziger, Chief Risk Officer, dated February 5, 2009.
Exhibit 99.5: 4Q2008 Financial Data Supplement.
Risk Factors
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues and in which we hold a substantial portion of our assets, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 26, 2008 on pages 6 through 15 under the heading “Risk Factors.”

Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.
Declining asset prices could adversely affect us
     In recent months, the volatility and disruption that the capital and credit markets have experienced for over a year have reached extreme levels. The market dislocations have led to the failure of several substantial financial institutions, causing widespread liquidation of assets and further constraining credit markets. These asset sales, along with asset sales by other leveraged investors, including some hedge funds, have rapidly driven down prices and valuations across a wide variety of traded asset classes. Asset price deterioration has a negative effect on the valuation of many of the asset categories represented on our balance sheet, and reduces our ability to sell assets at prices we deem acceptable. This could have a material adverse effect on our business and financial condition.
Market volatility could adversely affect our ability to access the capital markets
     The recent market volatility has produced downward pressure on stock prices and credit capacity both for certain issuers, often without regard to those issuers’ underlying financial strength, and for financial market participants generally. In the third and fourth quarters of 2008 the price of our shares declined, and the spreads on our credit default swaps have widened, both largely in response to perceptions of general market conditions for the financial services industry. If current levels of market disruption and volatility continue or worsen, our ability to access the capital markets and obtain the necessary funding to support our business activities on acceptable terms may be adversely affected. Among other things, an inability to refinance assets on our balance sheet or maintain appropriate levels of capital to protect against deteriorations in their value could force us to liquidate assets we hold at depressed prices or on unfavorable terms. This could have an adverse effect on our business, financial condition and results of operations.
Use of non-GAAP financial measures
     This report contains non-GAAP financial measures, which are measures of our historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in our financial statements. Examples of our non-GAAP financial measures and the most direct comparable IFRS financial measures are set forth in the table below:

Non-GAAP Financial Measure	Most Directly Comparable IFRS Financial Measure
IBIT attributable to Deutsche Bank shareholders (target definition)	Income (loss) before income taxes

Average active equity	Average shareholders’ equity

Pre-tax return on average active equity	Pre-tax return on average shareholders’ equity

Pre-tax return on average active equity (target definition)	Pre-tax return on average shareholders’ equity

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	Net income (loss) attributable to Deutsche Bank shareholders

Diluted earnings per share (target definition)	Diluted earnings per share
For descriptions of these and other non-GAAP financial measures, please refer to pages 4 and 16 of the Financial Data Supplement included herewith as Exhibit 99.5, as well as to pages (v), (vi), S-19 and S-20 of our SEC Form 20-F of March 26, 2008 (and the other pages referred to on such pages).

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Deutsche Bank Aktiengesellschaft
Date: February 5, 2009

	By:	/s/ Martin Edelmann

	Name:	Martin Edelmann
	Title:	Managing Director

	By:	/s/ Mathias Otto

	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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